UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

As previously reported, on October 19, 2026, REE Automotive Ltd. (the “Company”) entered into an equity commitment letter (the “Commitment Letter”) with Kukac LLC (“Kukac”) and Elljay Limited (“Elljay,” and together with Kukac, the “Investors”), in connection with the Company’s proposed debt restructuring under the Israeli Insolvency and Economic Rehabilitation Law, 5778-2018 (the “Restructuring”). Pursuant to the Commitment Letter, the Investors agreed, subject to certain conditions, to make an equity investment of an aggregate of $4 million in the Company, consisting of separate commitments of $2 million from each Investor, in order to provide working capital to support the Company’s continued operations.

On October 19, 2026, the Company filed a motion with the Tel Aviv-Jaffa District Court (the “Court”), in Case No. 6493-07-26, seeking authorization to convene meetings of its creditors to consider and vote upon the proposed creditors’ arrangement (the “Arrangement”), together with related procedural relief. On October 20, 2026, the Court granted authorization to convene the requested creditors’ meeting and such meeting was held on October 25, 2026.

On October 28, 2026, the Court issued a judgment (the “Judgment”) approving the Arrangement, following the creditors’ meetings held on October 25, 2026. The Court approved the Arrangement, subject to certain amendments, supplements, and clarifications, including those relating to payments to employees, time frames and the calculation of their entitlements, as well as other amendments and supplements previously accepted by the Company, and subject to certain clarifications set out in the Judgment. The Arrangement is intended to facilitate the Company’s continued operations as a private company, on a going concern basis and is supported by an aggregate investment commitment of $4 million from the Investors, subject to the terms and conditions of the applicable investment agreements and the Arrangement.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Such forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “preliminary,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this Form 6-K are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. In light of these risks and uncertainties, investors should further keep in mind that any filing, event or development discussed in any forward-looking statement made in this communication may not occur. Such forward-looking statements include statements regarding the proposed Restructuring, the anticipated investment, the Company’s ability to continue operating as a going concern, anticipated collections and distributions to creditors, the proposed capital reorganization, and the satisfaction of conditions to closing. These statements involve risks and uncertainties, including the risk that the proposed Restructuring will not receive the required approvals or be completed within the applicable timeframes, that the Investors will not fund their commitments, that anticipated collections will not be realized, or that the Company will be unable to continue its operations. Actual results may differ materially from those expressed or implied by such statements. All forward-looking statements are based on information available to the Company as of the date of this Form 6-K. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-261130, 333-272145, 333-278319, 333-282346, 333-287381, 333-293676) and its registration statement on Form F-3 (File No. 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

Date: November 6, 2026	By:	/s/ Daniel Barel
	Name:	Daniel Barel
	Title:	Chief Executive Officer

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